Exhibit 99.1



                           Review and Recommendations
                             Key 1-4 Mineral Claims
                             SW Goldfield Hills Area
                                Esmeralda County
                                   Nevada, USA





Prepared by: James W. McLeod, P. Geo.





For: Ameriwest Minerals Corp.




Dated: June 30, 2007
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                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

Contents                                                                     2

Illustrations                                                                3

0.0     Summary                                                              4

1.0     Introduction and Terms of Reference                                  5
1.1     Glossary                                                             5

2.0     Disclaimer                                                           7

3.0     Property Description and Location                                    7

4.0    Accessibility, Climate, Local Resources,
         Infrastructure and Physiography                                     8

5.0    History                                                               9

6.0    Geological Setting
6.1    Regional Geology                                                     10
6.2    Local Geology                                                        10
6.3    Property Geology                                                     10
6.4    Deposit Type                                                         11
6.5    Mineralization                                                       11

7.0    Exploration
7.1    Geophysics of the Key 1-4 Mineral Claims                             11
7.2    Geochemistry of the Key 1-4 Mineral Claims                           12

8.0    Drilling                                                             12

9.0    Sampling Method and Approach                                         12
9.1    Results                                                              12

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                                                                           Page
                                                                           ----

10.0  Sample Preparation, Analyses and Security                             12

11.0  Data Verification                                                     13

12.0  Adjacent Properties                                                   13

13.0  Mineral Processing and Metallurgical Testing                          13

14.0  Mineral Resource and Mineral Reserve Estimates                        14

15.0  Other Relevant Data and Information                                   14

16.0  Interpretation and Conclusions                                        14

17.0  Recommendations                                                       14
17.1  Recommended Drilling                                                  15

18.0  References                                                            15

19.0  Author's Qualifications and Certification                             16


                                  Illustrations

                                                                    Location
                                                                    --------

Figure 1.    Location Map, As Shown                               after page 4

Figure 2.    Claim Area Map, 1:24,000                             after page 7

Figure 3a.   Regional Geology Map, 1:250,000                      after page 9

Figure 3b.   Legend For Figure 3a.                                after Fig. 3a.

Figure 4.    Aeromagnetic Map, 1:250,000                          after page 11

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0.0 Summary

The Key property consists of four contiguous, located, lode mineral claims, Key 1-4 comprising a total of 82.64 acres. Ameriwest Minerals Corp., a Nevada, U.S.A. corporation is the beneficial owner of the mineral claims.

The mineral claim area is underlain by desert wash, colluvium, alluvial and playa deposits of Quaternary age.

The bedrock units that occur on the north and west sides of the mineral claims are Lower Cambrian age siltstones and Middle Tertiary age shale, siltstone, sandstone and tuff.

The underlying rock units on the mineral claims exhibit an east trending bulge, of low to moderate magnetic strength that could indicate a response to a younger, underlying intrusive body. Most or all of the mineral claims are drift or overburden covered and offer exploration potential. The author feels that the potential exists for movement of mineralizing fluids to have impregnated the older rock units. These fluids could emanate from deeper sources related to intrusive activity and travel along structurally prepared conduits in the underlying bedrock.

The mineral claim is favorably situated and may require geophysical surveys to determine in more detail its potential following the initial prospecting, mapping and reconnaissance soil geochemistry program. An exploratory drilling program could follow the Phase 1 - 3 surveys and be contingent upon positive results being obtained from the previous fieldwork.

The object of our initial exploration undertaking is to assess areas that may require more detailed investigations to assist in determining their economic significance.

1.0 Introduction, Terms of Reference

The report on the "Key 1-4 Mineral Claims, SW Goldfield Hills Area, Esmeralda County, Nevada, USA", includes the property and surrounding geology, history, past exploration and mineral potential. This report is being prepared at the request of the Board of Directors of Ameriwest Minerals Corp. The author of this

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                        Figure 1. Location Map, As Shown



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report is a Qualified  Person.  He is a  registered  Professional  Geoscientist,
#18,712 and a member in good standing with The Association of Professional Engineers and Geoscientists of British Columbia. The author has worked in the general area many times during the past 36 years.

For a glossary of common geological terms used in this report it is suggested by the author in using a computer online search engine such as "Google". Search for "Dictionary of Earth Science Terms", then look-up the appropriate definitions. For more specific geographic names and geological terms refer to the enclosed definitions list in the Glossary of this report.

1.1 Glossary

     (Specific to a Report on the Key 1-4 Mineral Claims, by James W. McLeod, P. Geo. (BC), Consulting Geologist dated June 30, 2007 on behalf of Ameriwest Minerals Corp.)

     Aeromagnetic survey - a magnetic survey conducted from the air normally using a helicopter or fixed-wing aircraft to carry the detection instrument and the recorder.

     Alluvial - unconsolidated sediments that are carried and hence deposited by a stream or river. In the southwest USA most in filled valleys often between mountain ranges were deposited with alluvium.

     Andesitic to basaltic composition - a range of rock descriptions using the chemical make-up or mineral norms of the same.

     Aphanitic - fine grained crystalline texture.

     Blind-basin - a basin practically closed off by enveloping rock exposures making the central portion of unconsolidated alluvial basin isolated.

     Colluvium - loose, unconsolidated material usually derived by gravitational means, such as falling from a cliff or scarp-face and often due to a sort of benign erosion such as heating and cooling in a desert environment.

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     Desert  wash -  out-wash  in dry  (desert)  or arid areas of  colluvium  or alluvial material accumulated on the sides of valleys or basin channels by often irregular and violent water flow, i.e. flash floods.

     Elongate basin - a longer than wide depression that could be favorable to in-filling by material from adjacent eroding mountains.

     Formation - the fundamental unit of similar rock assemblages used in stratigraphy.

     Intermontane belt - between mountains (ranges), a usually longer than wide depression occurring between enclosing mountain ranges that supply the erosional material to infill the basin.

     Lode mineral claim (Nevada) - with a maximum area contained within 1500' long by 600' wide = 20.66 acres.

     Nuees Ardante or Ladu - an extremely hot, gaseous, somewhat horizontally ejected lava, often from near the summit that accentuates the downward flow or "glowing avalanche" because of its mobility.

     Overburden or Drift Cover - any loose material which overlies bedrock.

     Plagioclase feldspar - a specific range of chemical composition of common or abundant rock forming silicate minerals.

     Playa - the lowest part of an intermontane basin which is frequently flooded by run-off from the adjacent highlands or by local rainfall.

     Plutonic, igneous or intrusive rock - usually a medium to coarser grain sized crystalline rock that generally is derived from a sub-surface magma and then consolidated, such as in dykes, plugs, stocks or batholiths, from smallest to largest.

     Porphyritic in augite pyroxene - Large porphyroblasts or crystals of a specific rock-forming mineral, i.e. augite occurring within a matrix of finer grained rock-forming minerals. Quarternary - the youngest period of the Cenozoic era.

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     Snow equivalent - Approximately 1" of precipitation (rain) = 1' snow.

     Syenite - Coarse grained, alkalic, low in quartz intrusive rock.

     Trachyte - fine grained or glassy equivalent of a syenite.

     Volcaniclastic - Angular to rounded particles of a wide range of size within (a welded) finer grain-sized matrix of volcanic origin.

2.0 Disclaimer

The author reviewed the historical data and has personally visited the property area. This report is entirely the responsibility of the author who based his recommendations and conclusions on his personal experience in the general area and mineral exploration business and upon sources of information that are identified.

3.0 Property Description and Location

The Key mineral claims consist of 4 located mineral claims in one contiguous, 2 x 2 group (see Figure 2) that are listed as follows:

         Name           Area             Good to Date
         ----           ----             ------------
         Key 1          20.66 ac.        Sept. 1, 2007
         Key 2          20.66 ac.        Sept. 1, 2007
         Key 3          20.66 ac.        Sept. 1, 2007
         Key 4          20.66 ac.        Sept. 1, 2007

The beneficial owner of the above listed mineral claims is Ameriwest Minerals Corp. 5135 Camino A1 Norte, Suite 250, North Las Vegas, NV 89031. Corporate Contact is Stephen Gerald Diakow, Officer and Director.

The Key 1-4 mineral claims (see Figure 2) comprise a total of 82.64 acres. The mineral claim area may be located on the Esmeralda County 1:250,000 map sheet. At the center of the claim group, (4 post) the latitude is 37(degree) 30.553' N and the longitude is 117(degree) 12.014' W.

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                       Figure 2. Claim Area Map, 1:24,000



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The claims are motor vehicle  accessible  from the Town of Goldfield,  Nevada by traveling 15 miles south along US Highway 95 to the NV Highway 266 (Cottontail) cut-off. Turn right and head west for 0.2 miles on Hwy 266 to a good dirt road between line poles 3 and 4 and head northwest for 1 mile to road junction. Center post is 15 feet right of road junction.

4.0    Accessibility, Climate, Local Resources,
       Infrastructure and Physiography

The Key property lies in the west central part of the State of Nevada southwest of the Town of Goldfield. The mineral claims are motor vehicle accessible from US Highway 95 by traveling south of the Town of Goldfield, NV for 15 miles to the Nevada Highway 266 and then traveling northwest for 1.2 miles to the property.

The area experiences about 4" - 8" of precipitation annually of which about 20% (in a cold year) may occur as a snow equivalent. This amount of precipitation suggests a climatic classification of arid to semi-arid. The summers can experience hot weather, middle 60's to 70's F(degree) average with high spells of 100+F(degree) while the winters are generally more severe than the dry belt to the west and can last from December through February. Temperatures experienced during mid-winter average, for the month of January, from the high 20's F(degree) to the low 40's F(degree) with low spells down to minus 20 F(degree).

The Town of Goldfield offers some of the necessary infrastructure required to base and carry-out an exploration program, (limited accommodations, communications, some equipment and supplies). The towns of Tonopah and Beatty to the north and south, respectively on US Hwy 95 and the NV Hwy 266 junction, offer a larger choice of the essentials required to carry-out exploration work in the mineral claim area. Larger or specialized equipment can be acquired in the City of Las Vegas lying 180 miles by paved road (Highway 95) to the south.

The physiography of the Key property is gently southeast sloping valley terrain bounded on the east and west at some distance by low, rounded mountainous ranges or hills. Much of this area with many broad open valleys hosts sagebrush, juniper and pinon, Joshua trees and cacti, such as the prickly pear growing as far north as Goldfield, NV.

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The claim area ranges in  elevation  from  4,750' - 4,850'  mean sea level.  The physiographic setting of the property can be described as open desert in the valleys within a mosaic of rounded mountains in an interior plateau setting. The area has been surficially altered both by some fluvial and more wind erosion and some depositional (drift cover) effects of in-filling and in situ or residual erosion. Thickness of drift cover in some valleys may vary considerably, but in the proximity of the Key property it is not thought to be very deep. Surface water occurrences are rare, springs are sparse and subsurface aquifers are accessed when needed by drilling wells where allowed.

5.0 History

The recorded mining history of the general area dates from the 1860's when prospectors passed through heading north and west. The many significant lode gold, silver and other mineral product deposits developed in the area was that of the Goldfield Camp, 1905; Coaldale, coal field, 1913; Divide Silver Mining District, 1921 and the Candalaria silver-gold mine which operated as an underground lode gold deposit in 1922 and again in the 1990's as an open cut, cyanide heap leach operation.

The mineral claims lie within a local area seen to contain gold and silver prospects. Although the author is unaware of any such mineral occurrences actually known to occur on the mineral claims it is thought to be a good area in which to conduct a mineral exploration program.

6.0 Geological Setting

6.1 Regional Geology

The regional geology of Nevada is described as being underlain by all types of rock units. These appear to range from oldest to youngest in an east to west direction, respectively. Many of the oldest units are found to occur in the southeast corner of the State along the Colorado River. The bedrock units exhibit a north-south fabric of alternating east-west ranges and valleys. This feature may suggest E-W compression that may have expression as low angle thrust faults (see Figure 3a). Various types of faulting are recognized in many areas of Nevada and it often plays a large part in the emplacement of mineral occurrences and ore bodies. 6.2 Local Geology

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                   Figure 3a. Regional Geology Map, 1:250,000




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                        Figure 3b. Legend For Figure 3a.



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The local  geology  about the Key property  which is situated  approximately  12 airmiles to the south of Goldfield, NV reveals a northeast trending, elongate assemblage of sedimentary (metamorphic) rock units of Lower Cambrian age. They are seen to lie in relatively close proximity to a number of Tertiary to Quaternary aged, volcanic and unconsolidated to consolidated sedimentary rock occurrences.

Throughout this local area are a number of northeast trending high angle faults and some low angle northwesterly thrusting fault occurrences that could have set the stage for mineralizing fluids to have affected the underlying rock units.

6.3 Property Geology

The geology of the Key property area may be described as being covered by Quaternary desert wash, collovium, alluvium and playa deposits. This covered mineral claim area within a larger surrounding area of rock exposure and known mineral occurrences exhibits a good geological setting and could be considered a good target area in which to conduct mineral exploration.

The outcrops partially surrounding or flanking the alluvial covered valley underlying the mineral claim area suggests mineral occurrences or structurally prepared covered bedrock could be sought after in those areas.

6.4 Deposit Type

The deposit types that are found occurring in the regional area and the more localized areas vary considerably. Silver and gold quartz veins predominate at Tonopah. Some of the most productive veins represent the silicification and replacement of sheeted zones of trachyte that was originally marked by close-set parallel fractures, but not faulting. The two hosts of mineralized quartz veins are 1) older pre-Tertiary volcanic rocks, i.e. Silver Peak (Mineral Ridge area), Weepah and Hornsilver or 2) Tertiary rhyolite host rocks that occur at Tonopah and other younger volcanic rocks, i.e. Goldfield and Divide. Base metal deposits are more commonly of interest now than in the past and many prospects occur in

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the general area. The industrial mineral barite that is observed to occur either in vein or bedded types have been recognized in the general area.

The precious metal deposit types that historically predominate in the general area are as gold or silver vein-type of occurrences.

Ground geophysical techniques may be most effective in the covered areas as a follow-up to prospecting and soil sampling of the Phase 1 program.

6.5 Mineralization

By far the largest production in the County comes from the vein-type of gold and silver occurrences in quartz fissures in either pre-Tertiary volcanic or Tertiary volcanic host rocks.

7.0 Exploration

7.1 Geophysics of the Key 1-4 Mineral Claims

The aeromagnetic results shown in Figure 4 are from a survey after U.S.G.S. map GP-753.

The Key property is seen to occur on the nose of a northeast trending magnetic bulge. The change in gradient in the claim area suggests an easterly dip into the in-filled basin. Ground geophysical surveys may add more detail to our understanding of the possible potential of the claim area.

7.2 Geochemistry of the Key 1-4 Mineral Claims

To the best of the authors' knowledge, the Key 1-4 property has not undergone any detailed ground exploration work including geochemistry which may have usefulness in this area.

8.0 Drilling

No drilling appears to have taken place on the area covered by the Key mineral claims.

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                     Figure 4. Aeromagnetic Map, 1:250,000

9.0 Sampling Method and Approach

Standard sampling methods are utilized, for example a rock sample would be acquired from the rock exposure with a hammer. The sample will be roughly 2"x2"x2" of freshly broken material. The samples grid location correlated with global positioning system (GPS) location will be marked in the logbook after a sample number has been assigned. The sample number would be impressed on an aluminum tag and on a flagging that will be affixed at the sample site for future location.

9.1 Results

As exploration work could be conducted and assessed, a decision would be made as to its importance and priority. The next phase of work will be determined by the results from the preceding one. At this point, it is necessary to suggest that a three phase exploration approach be recommended.

10.0 Sample Preparation, Analyses and Security

Our rock exposure samples would be taken with known grid relationships that have been tied-in with a hand held global positioning system (GPS).

The samples would be in the possession of the field supervisor of the exploration project.

1) The standard approach of seeking and sampling the 'B' horizon, (the rusty, oxidized and possibly enriched zone). The samples most often undergo standard acid digestion, multi-element analyses by the induction coupled plasma (ICP) method and the atomic absorption (AA) method for the detection of precious metals with back-up analyses and/or assaying of anomalous samples to acquire more detail.

2) The relatively new and proprietary method called mobile metal ions (MMI) may be very useful in our exploration endeavors. The samples in the desert climates are taken consistently from between 8" and 10" in the soil layer below the organic zone. The samples undergo selective digestion with subsequent analyses for the chosen metal package, but most likely the standard multi-element package with gold would be undertaken. The cost of taking the MMI sample and the

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analyses are more expensive than standard method,  but some studied results have been encouraging. All analyses and assaying will be carried-out in a certified laboratory.

11.0 Data Verification

Previous exploration has not been conducted on this mineral claim area by the author, but its good geological setting and interesting aeromagnetic data encourages the recommendation to conduct exploration work on the property. The author is confident any information included in this report is accurate and can be utilized in planning further exploration work.

12.0 Adjacent Properties

The Key 1-4 mineral claims occur in a general area that possibly has undergone some prospecting in the past. The general area has known barite occurrences, as well as, gold and silver potential. The Key property does not have adjacent mineral properties.

13.0 Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing analyses have been carried- out on the key property.

14.0 Mineral Resource and Mineral Reserve Estimates

No mineralization has been encountered to date by the author and no calculation of any reliable mineral resource or reserve, conforming to currently accepted standards, could be undertaken at this time.

15.0 Other Relevant Data and Information

All relevant data and information concerning the Key property has been presented in this report.

16.0 Interpretation and Conclusions

The object of the recommendations made in this report are to facilitate in the possible discovery of a large, probably low grade mineral deposit of base and/or

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precious metals or other minerals of economic  consideration  that have open pit and/or underground mining potential. If such a deposit exists, it may occur under the drift or overburden covered areas of the Key 1-4 mineral claims.

17.0 Recommendations

The author believes that the known mineralization encountered to date in neighboring areas is possibly indicative of a larger mineralized system in the general area. The drift covered parts of the property offer good exploration areas because of the possibility of mineralization, good geological setting and generally a lack of exploration testing. Also, remote sensing such as aero and follow-up ground magnetic programs may indicate possible exploration areas of interest within the Key 1-4 mineral claims.

Detailed prospecting, mapping and reconnaissance geochemical surveys of the claim area should be undertaken if and when the Company is in a position to do so. The following three phase exploration proposal and cost estimate is offered with the understanding that consecutive phases are contingent upon positive and encouraging results being obtained from each preceding phase:

PHASE 1

Detailed prospecting, mapping and soil geochemistry.
The program is expected to take four weeks to complete
including the turn around time on sample analyses. The
estimated cost for this program is all inclusive                        $ 8,500

PHASE 2

Magnetometer and VLF  electromagnetic,  grid controlled
surveys  over the areas of interest  determined  by the
Phase 1 survey.  The  program is  expected  to take two
weeks  to  complete.   The   estimated   cost  includes
transportation,   travel,  accommodation,  board,  grid
installation,  two geophysical surveys, maps and report                  8,500

PHASE 3

Induced   polarization   survey  over  grid  controlled
anomalous  areas of  interest  outlined  by  Phase  1&2
programs.  Hoe  or  bulldozer  trenching,  mapping  and
sampling of bedrock  anomalies.  Includes assays,  maps
and reports                                                             40,000
                                                                       -------

                                                        Total          $57,000
                                                                       =======

17.1 Recommended Drilling

No recommendations for drilling on the Key 1-4 mineral claims can be made at this time. If the exploration were to proceed through Phase 3 this decision could then be made.

18.0 References

Alders , J.P. and Stewart, J.H.: Geology and Mineral Deposits of Esmeralda County, Nevada. Bulletin 78, Nevada Bureau of Mines and Geology.

Hildenbrand, Thomas G. and Kucks, Robert P., 1988: Total Intensity Magnetic Anomaly Map of Nevada. Map 93A, Nevada Bureau of Mines and Geology.

Lincoln, Francis Church, 1982: Mining Districts and Mineral Resources of Nevada with Map of the State of Nevada (Mineral Occurrences), U.S.G.S. compiled in 1921-22, but to current County boundaries.

Papke, Keith G., 1984: Barite in Nevada. Bulletin 98, Nevada Bureau of Mines and Geology.

19.0   Author's Qualifications and Certification

I, James W. McLeod, P. Geo do hereby certify as follows:

     1.0 I am currently self-employed as a Consulting Geologist with an office located at 5382 Aspen Way, Delta, British Columbia, V4K 3S3, Canada.

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     2.0      I am a graduate of the University of British Columbia  (1969),  B.
              Sc. (Major Geology).

     3.0 I am a member in good standing of The Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Geological Association of Canada.

     4.0 I have worked as a geologist for a total of 36 years since graduation.

     5.0 I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") in Canada and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

     6.0 I am responsible for the preparation of sections 1 to 19 of the technical report titled "Review and Recommendations, Key 1-4 Mineral Claims, SW Goldfield Hills Area, Esmeralda County, Nevada, USA." dated June 30, 2007 (the Technical Report).

     7.0 I have had prior involvement in the general area and specifically in a number of areas about the Key mineral claims.

     8.0 I am not aware of any material facts or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

     9.0 I am independent of the issuer and have neither interest in the Key 1-4 mineral claims nor Ameriwest Minerals Corp.

     10.0 I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument.

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     11.0     I consent to the  filing of the  Technical  Report  with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.


Dated at Delta, British Columbia this 30th Day of June, 2007.


                                          /s/ James W. McLeod
                                          ------------------------------
                                          James W. McLeod, P. Geo.
                                          Qualified Person

                                       17